Toronto Office
390 Bay Street • Suite 1610 • Toronto • Ontario • M5H 2Y2 • Canada
Tel 1 416 350 3657 • Fax 1 416 363 6806

Johannesburg Office
Postnet Suite 271• Private Bag X30500 • Houghton 2041
Block A • Empire Park • 55 Empire Rd • Parktown [redacted]
Tel 27 11 482 3605 • Fax 27 11 482 3604

Adelaide Office
P.O Box 2119 • Kent Town • SA 5071 • Australia
Tel 61 8 8383 7008 • Fax 61 8 8363 7009

07025016

SXR uraniumone

June 29, 2007

SUPPL

SEC MAIL PROCESSING RECEIVED JUN 0 5 2007 WASH, D.C. 185

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Uranium One Inc. – File No. 82-04831

Dear Sir/Madam:

We hereby amend the application for a 12g3-2(b) exemption for Uranium One Inc., formerly known as sxr Uranium One Inc. (the "Company"), to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e). The Company has published its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR") and they are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 29th day of June, 2007.

URANIUM ONE INC.

John M. Sibley

PROCESSED
JUL 1 0 2007 E
THOMSON
FINANCIAL

dw 7/10

END